LAW OFFICES
THOMPSON, WELCH, SOROKO & GILBERT LLP
3950 CIVIC CENTER DRIVE, SUITE 300
SAN RAFAEL, CA  94903
(415) 448-5000

FACSIMILE
RICHARD S. SOROKO	(415) 448-5010
email: rsoroko@TWSGLAW.com

SAN FRANCISCO OFFICE
(415) 262-1200

June 26, 2013

Jennifer Regal, Special Counsel
Karen Ubell, Staff Attorney
Securities and Exchange Commission
100 F Street, NE
Washington, D.C. 20549

Re:	Asterias Biotherapeutics, Inc.
Registration Statement on Form S-1
File No. 333-187706

Dear Ms. Regall and Ms. Ubell:

This letter is being submitted on behalf of Asterias Biotherapeutics, Inc. (“Asterias”) in response to your letter of June 5, 2013 regarding the Registration Statement on Form S-1 (333-187706) (the “Registration Statement”) filed by Asterias on April 3, 2013.   We are contemporaneously filing Amendment No. 1 to the Registration Statement to address the Staff’s comments as set forth below.

Comment 1:

“1.  We have not performed a detailed examination of the registration statement during the pendency of the resolution of the comments identified in our April 24, 2013 letter. We will begin our detailed examination of the registration statement upon filing of an amended registration statement responsive to the comments below and reflecting your proposed resolution to our prior comments 3 and 4.”

We have amended the Registration Statement so that it covers only the registration of the Series A Distribution (as described in the Registration Statement, and described as A and D in prior comment 3) and responds to your comments below.  The amended Registration Statement further reflects our proposed resolution to your prior comments 3 and 4, and removes from the Registration Statement the offerings described in your prior comment 3 as B, C, E and F.

Securities and Exchange Commission
June 26, 2013

Comment 2:

“2.  Please amend your registration statement to reflect only the registration of the Series A Distribution as you have proposed in response to our prior comment 3.  Further, please identify Geron as an underwriter.”

We have amended the Registration Statement to reflect only the registration of the Series A Distribution as we previously proposed in our letter of May 10, 2013 (the “Prior Response Letter”) in response to your prior comment 3.

With respect to your request that we identify Geron as an underwriter, we respectfully submit that we do not believe that Geron should be identified as an underwriter within the meaning of Section 2(a)(11) of the  Securities Act of 1933, as amended (the “Securities Act”) for the reasons set forth below.

As an initial matter, we believe that identifying Geron as an underwriter would give more weight to the form of the Series A Distribution transaction than the substance.   While Geron is  contributing assets to Asterias pursuant to the Asset Contribution Agreement in exchange for the Series A Shares, we do not believe that the issuance of Series A Shares to Geron should be viewed as a “purchase” of Asterias securities by Geron with a view towards distribution.  In this regard, the parties determined to structure the transaction as an initial issuance of the Series A Shares by Asterias to Geron followed by the Series A Distribution as a way to effect the Series A Distribution transaction in an efficient manner, with the issuance of the Series A Shares to Geron as an intermediary step.  In fact, as indicated in the Prior Response Letter, in view of the fact that Geron is contractually committed to the Series A Distribution, we view the transaction as one integrated offering of the Series A Shares by Asterias to the Geron stockholders.   As such, we believe that the Series A Distribution should be viewed in the context of the transaction as a whole, in which Geron is transferring certain assets to Asterias with the consideration for that transfer being distributed directly to the Geron stockholders.

The above analysis is supported by analogy to the Division of Corporation Finance’s position in Staff Legal Bulletin No. 4 dated September 16, 1997 (“SLB4”).

In SLB4, the Office of the Chief Counsel considered the issue of whether a parent company would be an “underwriter” in a spin-off transaction without registration under the Securities Act.  SLB4 addresses the concern of the Securities and Exchange Commission (the “Commission”) that a public company might acquire a non-reporting company with the intent of distributing its shares publicly without registration and without making available adequate public information about the spun-off company.  While SLB4 only addresses the question of whether a parent company is deemed to be an underwriter in the context of a spin-off of restricted securities, we believe SLB4 provides useful guidance in connection with the Series A Distribution.  SLB4 distinguishes between a parent that recently acquired restricted securities from a third-party (e.g.  in the recent acquisition of a subsidiary) and a parent that formed the subsidiary being spun-off.  In the case of the former, SLB4 notes that the parent may be an underwriter (unless shares are held for more than 2 years) and in the latter case, in the view of the Division of Corporation Finance, the parent would not be deemed to be an underwriter regardless of when the subsidiary was formed.   While Geron is not the parent of Asterias, we believe that the issuance of the Series A Shares to Geron in exchange for Geron’s contribution of its assets to Asterias in order to facilitate the overall transaction is analogous to the latter situation.  We also believe that the policy concerns that led to the position of the Commission expressed in Securities Act Release No. 4982 (July 2, 1969) (the “Release”) are not present in the Series A Distribution.  The Series A Distribution is motivated by valid business purposes, rather than by a desire to evade the Securities Act registration requirements or to create quickly, and without the disclosure required by the Securities Act, a trading market in Asterias’ securities.  In this regard, under the Asset Contribution transaction Geron is contributing its stem cell assets in exchange for shares of Asterias, and the Series A Distribution allows Geron stockholders to benefit from equity ownership in Asterias which intends to use the stem cell assets acquired from Geron to develop and commercialize therapeutic products.   Moreover, the Series A Distribution will be registered under the Securities Act and Asterias will be subject to the periodic and current reporting requirements of the Securities Exchange Act of 1934, as amended, following the effectiveness of the Registration Statement.

Securities and Exchange Commission
June 26, 2013

In addition, Geron is not offering or selling any Series A Shares for Asterias in the Series A Distribution.  In fact, the Series A Distribution is a “no-sale” transaction, because the stockholders of Geron are not paying any consideration for the Series A Shares, nor are they being asked to vote or consent to the transaction.   Due to the lack of any new investment decision on the part of the Geron stockholders, there is no “sale” or “offer to sell” to the Geron stockholders in the Series A Distribution.  Consequently, if no “sale” or “offer to sell” is involved, Geron should not be deemed to be a statutory underwriter on behalf of Asterias with respect to the Series A Distribution to the Geron stockholders.

With regard to Series A Shares that may be sold to eliminate fractional shares, and Series A Shares that may be sold in lieu of distributing Series A Shares to Geron stockholders residing in certain excluded jurisdictions, SLB4 provides that a subsidiary being spun-off need not register the sale of shares to resolve fractions if the parent hires an “independent sales agent” to sell the shares and to distribute the proceeds if:

•	the independent agent will make the sales in the open market;

•	the independent agent, in its sole discretion (that is, without influence by Geron or Asterias), will determine when, how, through which broker-dealer and at what price to make its sales; and

•	the independent agent and the broker-dealers it uses will not be affiliates of Geron or Asterias.

Moreover, the Staff has taken no-action positions in many no-action letters issued in connection with unregistered fractional share sales incident to spin-off transactions.  Several of these letters cite the exemption provided by Rule 152a.  See, e.g., Signet BankCorporation, available February 14, 1995.   In other cases, the Staff has reached the same result on the basis of counsel’s interpretation of Section 4(1) of the Securities Act without citing Rule 152a.   See, e.g., Ethyl Corporation, available April 21, 1993.  In this regard, Geron has advised us that it will undertake to hire an “independent agent” such as the transfer agent for the Asterias Series A Shares, to sell the shares in compliance with the foregoing.  Accordingly, Geron should also not be deemed to be an “underwriter” with respect to the elimination of fractional shares or with respect to the shares sold in lieu of distributing Series A Shares to stockholders residing in certain excluded jurisdictions.

Securities and Exchange Commission
June 26, 2013

Further, as we have previously noted,  the Series A Distribution can be viewed as analogous to either a transaction described in Rule 145(a)(3)(ii) (but without a vote or consent of Geron stockholders), or a transaction described in Rule 145(a)(3)(iv) for which Rule 145 contemplates that no vote or consent of shareholders would be involved.  Although the definition of “underwriter” in Rule 145(c) does not apply to Geron (since the Series A Distribution does not constitute a Rule 145(a) transaction due to the fact that the Geron stockholders are not being asked to vote or consent to the transaction), we nonetheless view Rule 145 as instructive on the issue of who is an “underwriter” in the instant transaction. Under Rule 145(c), parties to a Rule 145(a) transaction, other than the issuer, will be deemed underwriters only if one of the parties is a shell company other than a business combination related shell company.  In this regard, we believe that none of the parties to the transaction is a “shell company” within the meaning of Rule 405.  Even assuming that Asterias, which was formed in connection with the instant transaction, was deemed to be a “shell company” and the transaction constituted a Rule 145(a) transaction, Asterias could be considered a business combination related shell company, as defined in Rule 405 because it was “formed by an entity that is not a shell company solely for the purpose of completing a business combination transaction (as defined in § 230.165(f)) among one or more entities other than the shell company, none of which is a shell company.”  Accordingly, even if Rule 145 were applicable to the instant transaction, we believe that neither BioTime nor Geron would be deemed an underwriter under Rule 145(c).

Based on the foregoing, we believe that Geron is not an underwriter within the meaning of Section 2(a)(11) with respect to the Series A Distribution.

Comment 3:

“3. We note that as part of the Series A Distribution, “fractional shares will not be distributed in the Series A Distribution, and instead will be aggregated and sold by Geron and the proceeds of the sale will be distributed by Geron ratably to its stockholders who would otherwise be entitled to receive fractional shares. Also, in lieu of distributing the Series A Shares in jurisdictions where it would be unlawful to do so, and in certain other to-be-determined excluded jurisdictions, Geron will sell the Series A Shares that its stockholders who reside in those jurisdictions would otherwise be entitled to receive, and Geron will distribute the cash proceeds ratably to those stockholders.” Please advise us as to how and when you intend to register the distribution and sale of such shares by Geron or, alternatively, if you believe there is a valid exemption from the Securities Act of 1933, please advise us of the exemption you will rely upon to conduct this sale privately without registration.”

The need to resolve fractional interests and distributions to stockholders in restricted jurisdictions arises in every spin-off or merger.  Accordingly, the sale of the fractional shares and shares otherwise issuable to Geron stockholders in excluded jurisdictions is part and parcel of the Series A Distribution.

Securities and Exchange Commission
June 26, 2013

As indicated in our response to Comment 2 above, we believe that the sale of the fractional shares and shares otherwise issuable to Geron stockholders in excluded jurisdictions by an independent agent and otherwise in accordance with the guidance set forth in SLB4 would be exempt from the registration requirements of the Securities Act.  In this regard, it is our view that the actions of the independent agent referenced in our response to Comment 2 above will constitute transactions by a person other than an issuer or underwriter, and therefore will be exempt transactions under Section 4(1) of the Securities Act.  The independent agent will be acting on behalf of the Geron stockholders in order to provide them with cash in lieu of the distribution of fractional shares and shares otherwise issuable to Geron stockholders in excluded jurisdictions, and will be acting independently of Geron and Asterias.  The independent agent will effect the necessary sales on behalf of the Geron stockholders at such times and in such manner as the independent agent deems appropriate, in its sole discretion, through broker-dealers selected solely by the independent agent, none of which broker-dealers will be affiliates of Geron or Asterias.  The independent agent will collect the proceeds from such sales and authorize the appropriate payments to the applicable Geron stockholders.  These actions by the independent agent will not be subject to the control of Geron or Asterias.   Based on the foregoing, it is our view that the sale of Series A Shares by the independent agent to effect cash payments for fractional shares and shares otherwise issuable to Geron stockholders in excluded jurisdictions will not constitute transactions by or for Asterias or Geron, and, therefore, will constitute transactions by a person other than an issuer or underwriter.

Please direct all correspondence and communications with respect to the Registration Statement to the undersigned.

Very truly yours,

s/Richard S. Soroko
Richard S. Soroko